Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment announces quarterly dividend increase for Class A and B shareholders

    TORONTO, July 13 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has approved an increase in its quarterly dividend.
    The Company's quarterly dividend for holders of its Class A and Class B shares will increase to $0.2125 and $0.215, respectively. The dividend will be paid on September 30, 2006 to shareholders of record at the close of business on September 15, 2006.
    At the new rate, the expected dividend on an annual basis for the
Company's Class A and Class B shares is $0.85 and $0.86, respectively, up from the previous rate of $0.39 and $0.40, respectively. This new rate results in a dividend yield in excess of 2%.
    "This significant increase in our dividend reflects the Company's progress in increasing free cash flow and our confidence in our future business prospects," said Heather Shaw, Executive Chair, Corus Entertainment
Inc.
    There were 1,723,929 Class A Voting Shares outstanding and 40,204,775
Class B Non-Voting Shares outstanding on June 30, 2006.
    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.
    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 09:44e 13-JUL-06